CNC
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                  Annual General Meeting held on 20 May 2005
                                 Poll Results

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of China Netcom Group Corporation (Hong Kong) Limited (the "Company") held in the Ballroom, Island Shangri-la, Hong Kong on 20 May 2005 are as follows:

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                                                                                          No. of Votes
                Resolutions passed at the Annual General Meeting                               (%)
                                                                                    For                 Against
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  1   To receive and consider the financial statements and the Reports of      5,213,780,810            10,000
      the Directors and the Auditors for the year ended 31 December 2004.        (99.9998)             (0.0002)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  2   To declare a final dividend for the year ended 31 December 2004.         5,214,336,650               0
                                                                                   (100)                  (0)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  3   (i)   To re-elect Mr. Zhang Chunjiang as a Director.                     5,126,976,150          87,358,500
                                                                                 (98.3246)             (1.6754)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
      (ii)  To re-elect Dr. Tian Suning as a Director.                         5,126,976,150          87,358,500
                                                                                 (98.3246)             (1.6754)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
      (iii) To re-elect Mr. Yan Yixun as a Director.                           5,126,976,150          87,358,500
                                                                                 (98.3246)             (1.6754)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
      (iv)  To re-elect Ms. Li Liming as a Director.                           5,126,976,150          87,358,500
                                                                                 (98.3246)             (1.6754)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
      (v)   To re-elect Mr. Timpson Chung Shui Ming as a Director.             5,126,975,150          87,359,500
                                                                                 (98.3246)             (1.6754)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  4   To re-appoint Messrs. PricewaterhouseCoopers as auditors and to          5,211,937,930           2,384,220
      authorise the Directors to fix their remuneration.                         (99.9543)             (0.0457)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  5   To fix the Directors' fees.                                              5,169,762,150            20,000
                                                                                 (99.9996)             (0.0004)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  6   To give a general mandate to the Directors to repurchase shares in       5,206,760,650           7,576,000
      the Company not exceeding 10% of the aggregate nominal amount of           (99.8547)             (0.1453)
      the existing issued share capital.
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  7   To give a general mandate to the Directors to issue, allot and deal      4,851,575,652          362,760,998
      with additional shares in the Company not exceeding 20% of the             (93.0430)             (6.9570)
      existing issued share capital.
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
  8   To extend the general mandate granted to the Directors to issue,         5,141,358,050          28,424,600
      allot and deal with shares by the number of shares repurchased.            (99.4502)             (0.5498)
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 6,593,529,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

                                                                             By Order of the Board
                                                               China Netcom Group Corporation (Hong Kong) Limited
                                                                                Zhang Chunjiang
                                                                                    Chairman

Hong Kong, 20 May 2005

As at the date of this  announcement,  the Board of Directors of the Company consists of Mr. Zhang  Chunjiang,  Dr.
Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive  Directors,  Mr. Jiang Weiping, Ms. Li Liming, Mr.
Keith Rupert Murdoch, Mr. Yan Yixun as non-executive  Directors,  and Mr. John Lawson Thornton,  Mr. Victor Cha Mou
Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.
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